UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13E-3

(§240.13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

____________________

Handy & Harman Ltd.

(Name of the Issuer)

____________________

STEEL PARTNERS HOLDINGS L.P.

Handy Acquisition Co.

SPH Group Holdings LLC

SPH Group LLC

STEEL PARTNERS HOLDINGS GP INC.

WARREN G. LICHTENSTEIN

Jack L. Howard

Handy & Harman Ltd.

(Name of Person(s) Filing Statement)

____________________

Common Stock, par value $0.01 Per Share

(Title of Class of Securities)

____________________

410315105

(CUSIP Number of Class of Securities)

____________________

Jack L. Howard	Douglas Woodworth
Steel Partners Holdings GP Inc.	Handy & Harman Ltd.
590 Madison Avenue, 32nd Floor	590 Madison Avenue, 32nd Floor
New York, New York 10022	New York, New York 10022
(212) 520-2300	(212) 520-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

____________________

COPIES TO:

Steve Wolosky, Esq.	Paul Lucido, Esq.
Michael R. Neidell, Esq.	David Alan Miller, Esq.
Olshan Frome Wolosky LLP	Graubard Miller
1325 Avenue of the Americas	The Chrysler Building
New York, New York 10019	405 Lexington Avenue, 11th Floor
(212) 451-2300	New York, New York 10174
(212) 818-8800

____________________

This statement is filed in connection with (check the appropriate box):

a.        ☐        The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.        ☒       The filing of a registration statement under the Securities Act of 1933.

c.        ☐        A tender offer.

d.        ☐         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$119,526,394	$13,854

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $32.65, the average of the high and low sales prices per share of Handy & Harman Ltd. common stock on July 18, 2017, as reported on the Nasdaq Capital Market, and (ii) 3,660,839, the estimated number of shares of Handy & Harman Ltd. common stock to be exchanged in the offer and the merger for the transaction consideration.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001159 multiplied by the estimated transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $13,854	Filing Party: Steel Partners Holdings L.P.
Form or Registration No.: Form S-4	Date Filed: July 19, 2017

This Amendment No. 2 amends and supplements the Schedule 13E-3 Transaction Statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 19, 2017 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed with the SEC on September 13, 2017, the “Schedule 13E-3”) by Handy & Harman Ltd., a Delaware corporation (“HNH” or the “Company”), Steel Partners Holdings L.P., a Delaware limited partnership (“SPLP”), Handy Acquisition Co., a Delaware corporation and a wholly owned subsidiary of SPLP (“Merger Sub”), Steel Partners Holdings GP Inc., a Delaware corporation and a wholly owned subsidiary of SPLP (“Steel Holdings GP”), SPH Group LLC, a Delaware limited liability company, the sole member of SPHG Holdings and a wholly owned subsidiary, directly and indirectly through Steel Holdings GP, of SPLP (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of SPLP (“SPHG Holdings”), Warren G. Lichtenstein, the Executive Chairman of Steel Holdings GP and the Chairman of the board of directors of HNH, and Jack L. Howard, the President and a director of Steel Holdings GP and Vice Chairman, Principal Executive Officer and a director of HNH. The Schedule 13E-3 relates to the offer by SPLP and Merger Sub to exchange for each outstanding share of common stock, par value $0.01 per share, of the Company not already owned by SPLP or any of its affiliated entities and which is validly tendered in the offer and not properly withdrawn, 1.484 6.0% Series A preferred units, no par value (the “SPLP preferred units”), of SPLP, together with cash in lieu of any fractional SPLP preferred units, without interest and less any applicable withholding taxes (subject to the terms and conditions set forth in the Prospectus/Offer to Exchange (as defined below) and the related Letter of Transmittal (as defined below), and together with any amendments or supplements thereto, the “Offer”). Capitalized terms used and not otherwise defined in the Schedule 13E-3 shall have the respective meanings assigned to such terms in the Prospectus/Offer to Exchange.

SPLP has filed with the SEC a Registration Statement on Form S-4 relating to the Offer and the SPLP preferred units to be issued to holders of shares of HNH common stock validly tendered into the Offer and not properly withdrawn (as it may be amended from time to time, the “Registration Statement”) and SPLP and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO relating to the Offer (as it may be amended from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement and filed as Exhibit (a)(4) to the Schedule TO (as it may be amended from time to time, the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal, which is filed as Exhibit (a)(1)(A) to the Schedule TO (as it may be amended from time to time, the “Letter of Transmittal”). Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by SPLP or Merger Sub, is hereby expressly incorporated into the Schedule 13E-3 by reference, and is supplemented by the information specifically provided herein.

The information contained in the Prospectus/Offer to Exchange, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in the Schedule 13E-3 are qualified in their entirety by the information contained in the Prospectus/Offer to Exchange and the annexes thereto.

This Amendment No. 2 is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended, to report the results of the transaction that is the subject of the Schedule 13E-3. This Amendment No. 2 should be read together with the Schedule 13E-3. The following amendments and supplements to the Items of the Schedule 13E-3 are hereby made.

Items 1 through 15.

Items 1 through 15 of the Schedule 13E-3 are hereby amended and supplemented as follows:

“At 12:00 midnight, New York City time, at the end of October 11, 2017, the Offer expired as scheduled. The exchange agent has advised SPLP and Merger Sub that, as of the expiration of the Offer, a total of 2,352,456 shares of HNH common stock were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89.5% of HNH’s outstanding shares of common stock (including shares owned by SPLP and its affiliated entities) and approximately 58.6% of HNH’s outstanding shares of common stock not owned by SPLP or any of its affiliates. Accordingly, the minimum tender condition and the majority of the minority tender condition have both been satisfied. The exchange agent has also advised SPLP and Merger Sub that, as of such time, notices of guaranteed delivery had been delivered for 147,303 shares of HNH common stock, representing approximately 1.2% of the outstanding shares of HNH common stock. All conditions to the Offer having been satisfied, the shares of HNH common stock that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the shares of HNH common stock, pursuant to the terms of the merger agreement and Section 251(h) of the DGCL, on October 12, 2017, SPLP consummated the merger without a meeting of the Company’s stockholders. Pursuant to the merger agreement, at the effective time of the merger, Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly owned subsidiary of SPLP. At the effective time of the merger, each share of HNH common stock issued and outstanding immediately prior to the effective time (other than shares held by the Company or any of its subsidiaries, SPLP, Merger Sub or any other subsidiary of SPLP, or held by stockholders of the Company who have properly and validly perfected their statutory rights of appraisal in respect of such shares in accordance with Section 262 of the DGCL) was converted into the right to receive the same 1.484 SPLP preferred units payable in the Offer, without interest and subject to any required tax withholding.

In connection with the closing of the merger, HNH notified the Nasdaq Capital Market that the merger had been consummated and requested that the trading of the HNH common stock on the Nasdaq Capital Market be suspended as of the close of business on such date and that the listing of the HNH common stock on the Nasdaq Capital Market be withdrawn. In addition, HNH requested that the Nasdaq Capital Market file with the SEC a notification on Form 25 to report the delisting of the HNH common stock from the Nasdaq Capital Market and to deregister the HNH common stock under Section 12(b) of the Exchange Act. HNH also intends to file with the SEC a Form 15 requesting that HNH’s reporting obligations under Section 13 and 15(d) of the Exchange Act be suspended.

On October 12, 2017, SPLP issued a press release announcing the expiration and results of the Offer. The press release is attached as Exhibit (a)(5)(D) and is incorporated by reference herein.”

Item 16.	Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Steel Partners Holdings L.P., dated October 12, 2017, announcing the results of the Offer (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on October 12, 2017).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2017

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

HANDY ACQUISITION CO.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Treasurer

Steel Partners Holdings GP Inc.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

SPH Group Holdings LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

SPH Group LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

/s/ Warren G. Lichtenstein
WARREN G. LICHTENSTEIN

/s/ Jack L. Howard
JACK L. HOWARD

Handy & Harman Ltd.

By:	/s/ Douglas B. Woodworth
	Name:	Douglas B. Woodworth
	Title:	Chief Financial Officer

 EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on July 19, 2017).

(a)(2)	Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(a)(5)(A)	Press Release issued by Steel Partners Holdings L.P., dated March 6, 2017, announcing its proposal to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on March 7, 2017)

(a)(5)(B)	Press Release issued by Steel Partners Holdings L.P., dated June 26, 2017, announcing the definitive agreement to acquire the remaining outstanding shares of Handy & Harman Ltd. common stock it does not own (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(a)(5)(C)	Press Release issued by Steel Partners Holdings L.P., dated September 13, 2017, announcing the commencement of the Offer (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on September 13, 2017).

(a)(5)(D)	Press Release issued by Steel Partners Holdings L.P., dated October 12, 2017, announcing the results of the Offer (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on October 12, 2017).

(b)	Not applicable.

(c)(1)	Opinion of Duff & Phelps, LLC (incorporated by reference to Annex C to Amendment No. 2 to Steel Partners Holdings L.P.’s Registration Statement on Form S-4 filed on September 8, 2017).

(c)(2)**	Discussion materials prepared by Duff & Phelps, LLC for discussion with the Special Committee of the Board of Directors of Handy & Harman Ltd., dated June 23, 2017.

(c)(3)	Evaluation report prepared by Corporate Fuel Securities, LLC for discussion with the Audit Committee of the Board of Directors of Steel Partners Holdings GP Inc., dated June 21, 2017 (incorporated by reference to Exhibit (c)(2) to the Tender Offer Statement on Schedule TO filed by Steel Partners Holdings L.P. and Handy Acquisition Co. on July 19, 2017).

(d)	Agreement and Plan of Merger, dated as of June 26, 2017, by and among Handy & Harman Ltd., Steel Partners Holdings L.P. and Handy Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Steel Partners Holdings L.P. on June 26, 2017).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information – Appraisal Rights” and “Annex B – Section 262 of the Delaware General Corporation Law” (incorporated by reference to the Schedule 14D-9 filed by Handy & Harman Ltd. on September 13, 2017).

(g)	Not applicable.

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** Previously filed